Exhibit 99.3

Wipro Limited Extract of audited financial results of Wipro Limited and its subsidiaries for the Quarter ended December 31, 2016 Consolidated Audited Financial Results of Wipro Limited under IFRS (`in millions, except share and per share data, unless otherwise stated) Particulars Quarter ended December 31, 2016 Nine months ended December 31, 2016 Quarter ended December 31, 2015 Total income from operations (net) 137,645 413,559 129,516 Net Profit / (Loss) before tax, exceptional and extraordinary items 27,586 80,945 28,703 Net Profit / (Loss) before tax but after exceptional and extraordinary items 27,586 80,945 28,703 Net Profit / (Loss) after tax, exceptional and extraordinary items 21,146 62,474 22,458 Total Comprehensive Income after tax 22,184 67,544 23,038 Equity Share Capital 4,861 4,861 4,941 Reserves excluding Revaluation Reserve 501,000 501,000 450,735 Earnings Per Share (after extraordinary items) (of ` 2/- each) Basic: Diluted: 8.73 8.70 25.61 25.54 9.10 9.08 The audited consolidated interim financial results of the Company for the quarter ended December 31, 2016 have been approved by the Board of Directors of the Company at its meeting held on January 25, 2017. The statutory auditors have expressed an unqualified audit opinion. Financial Results of Wipro Limited under IND AS The condensed interim financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. These financial statements, are prepared in accordance with Ind AS. For periods up to and including the year ended March 31, 2016, the Company prepared its financial statements in accordance with Previous GAAP (i.e. Indian GAAP). Audited Consolidated Financial results under Ind AS Particulars Quarter ended December 31, 2016 Nine months ended December 31, 2016 Quarter ended December 31, 2015 Total income from operations (net) 137,645 413,589 129,516 Net Profit / (Loss) before tax, exceptional and extraordinary items 27,589 80,981 28,706 Net Profit / (Loss) before tax but after exceptional and extraordinary items 27,589 80,981 28,706 Net Profit / (Loss) after tax, exceptional and extraordinary items 21,148 62,509 22,460 Total Comprehensive Income after tax 22,113 67,485 23,009 Equity Share Capital 4,861 4,861 4,941 Reserves excluding Revaluation Reserve 497,217 497,217 447,005 Earnings Per Share (after extraordinary items ) (of ` 2/- each) Basic: Diluted: 8.73 8.70 25.62 25.55 9.10 9.09 The audited consolidated interim financial results (under Ind AS) of the Company for the quarter ended December 31, 2016 have been approved by the Board of Directors of the Company at its meeting held on January 25, 2017. The statutory auditors have expressed an unqualified audit opinion. Reconciliation of equity: As at March 31, 2016 As at December 31, 2015 As at April 1, 2015 Equity under Previous GAAP attributable to Equity holders of the Company 446,886 425,948 370,920 Non-controlling interest 2,224 2,035 1,646 Total equity under Previous GAAP 449,110 427,983 372,566 Effect of transition to Ind AS Impact of application of Ind AS 103 to past business combinations 9,930 9,941 11,253 Fair valuation of investments 2,135 1,616 1,338 Provision for expected credit loss (1,404) (1,363) (1,243) Dividend and tax on dividend 2,959 14,793 20,656 Incremental deferred tax recognized, net 543 688 454 Others 387 323 260 Equity under Ind AS `463,660 ` 453,981 `405,284 Attributable to Equity holders of the Company 461,436 451,946 403,638 Non-controlling interest 2,224 2,035 1,646 Reconciliation of Net Profit: Three months ended December 31, 2015 Net profit under Previous GAAP attributable to Equity holders of the Company 22,766 Non-controlling interest 89 Net profit under Previous GAAP 22,855 Effect of transition to Ind AS Impact of retrospective application of Ind AS 103 (389) Employee benefits 29 Share based compensation expense 19 Expected credit loss recognized (40) Change in fair valuation of investments 98 Tax impact on above, net (186) Others 74 Profit for the period under Ind AS attributable to ` 22,460 Equity holders of the Company 22,371 Non-controlling interest 89 Standalone Audited Financial Results of Wipro Limited under Ind AS Particulars Quarter ended December 31, 2016 Nine months ended December 31, 2016 Quarter ended December 31, 2015 Total income from operations (net) 113,783 344,196 112,069 Net Profit / (Loss) before tax, exceptional and extraordinary items 25,722 76,820 25,944 Net Profit / (Loss) before tax but after exceptional and extraordinary items 25,722 76,820 25,944 Net Profit / (Loss) after tax, exceptional and extraordinary items 19,185 58,582 20,111 Total Comprehensive Income after tax 19,525 62,814 20,544 Equity Share Capital 4,861 4,861 4,941 Reserves excluding Revaluation Reserve 443,592 443,592 401,840 Earnings Per Share (after extraordinary items) (of ` 2/- each) Basic: Diluted: 7.94 7.92 24.09 24.02 8.18 8.17 The audited interim financial results of the Company for the quarter ended December 31, 2016 have been approved by the Board of Directors of the Company at its meeting held on January 25, 2017. The statutory auditors have expressed an unqualified audit opinion. Reconciliations between Previous GAAP and Ind AS (i) Reconciliation of equity: As at As at As at Mar 31’2016 December 31’2015 Apr 1’2015 As reported under Previous GAAP 409,052 391,971 346,216 Effect of transition to IND AS Proposed Dividend (incl Dividend distribution tax) 2,974 14,867 20,739 Impact on adoption of Ind AS 109 Provision for expected credit loss (1,347) (1,306) (1,186) Change in fair valuation of investments 2,135 1,616 1,338 Intangible amortization (368) (351) (302) Tax impact (337) (24) (475) Others 148 8 55 Equity as per Ind AS 412,257 406,781 366,385 (ii) Reconciliation of Net Profit: Three months ended December 31, 2015 Net Profit under Previous GAAP 20,045 Ind AS Adjustments Employee benefits 34 Share based compensation expense 20 Depreciation, amortization and impairment change (16) Change in fair valuation of investments 153 Expected credit loss recognized (40) Tax impact (66) Others (19) Net Profit under Ind AS 20,111 Notes: 1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com). 2. During the quarter ended December 31, 2016, the Company signed an agreement for sale of its EcoEnergy division to Chubb Alba Control Systems Limited for a consideration of US $ 70 million. The sale is expected to conclude during the quarter ending March 31, 2017 subject to receipt of requisite regulatory approvals and customary closing conditions. 3. On January 25, 2017, the Board of Directors of the Company declared an interim dividend of ` 2 ($ 0.03) per equity share and ADR (100% on an equity share of par value of ` 2). By Order of the Board, Wipro Limited For Wipro Ltd. Regd. Office: Doddakanneli, Place: Bangalore Azim H Premji Sarjapur Road, Bangalore- 560035 Date: January 25, 2017 Chairman & Managing Director www.wipro.com